Via Facsimile and U.S. Mail
Mail Stop 6010

May 16, 2008

Mr. William Garner, MD
Chief Executive Officer and President
Urigen Pharmaceuticals, Inc.
875 Mahler Road, Suite 235
Burlingame, CA 94010

Re: Urigen Pharmaceuticals, Inc.
        Form 10-K for the Fiscal Year Ended June 30, 2007
        Filed October 5, 2007
        File No. 000-22987

Dear Mr. Garner:

We have completed our review of your Form 10-K for the year ended June 30, 2007 and have no further comment at this time.

Sincerely,

Joel Parker
Accounting Branch Chief